UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALL FOR ONE MEDIA CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88827K101
(CUSIP Number)

October 4, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.

(a)	Name of Issuer

All For One Media Corp.

(b)	Address of Issuer’s Principal Executive Offices

236 Sarles Street
Mt. Kisco, New York

Item 2.

(a)	Name of Person Filing

Robert Cohan

(b)	Address of Principal Business Office or, if none, Residence

28 Ave at Port Imperial, Suite 309
West New York, New Jersey 07093

(c)	Citizenship

Robert Cohan is a citizen of the United States

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number

88827K101

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker of dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

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(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

N/A

Item 4. Ownership.

(a)	Amount beneficially owned

Robert Cohan may be deemed to beneficially own 1,723,024 of Common Stock

(b)	Percent of class

The number of shares Robert Cohan beneficially owns constitutes approximately 7.4% of the Common Stock outstanding as of August 21, 2017.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,723,024

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of: 1,723,024

	(iv)	Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

N/A

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2017	/s/ Robert Cohan
Robert Cohan

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